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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           GOULDS PUMPS, INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                           GOULDS PUMPS, INCORPORATED
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   385550100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               MICHAEL T. TOMAINO
                                GENERAL COUNSEL
                           GOULDS PUMPS, INCORPORATED
                          300 WILLOWBROOK OFFICE PARK
                            FAIRPORT, NY 14450-4285
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATION ON BEHALF OF THE PERSON(S) FILING STATEMENT).

                                With copies to:

            JAMES C. MORPHY, ESQ.                           JUSTIN DOYLE, ESQ.
             SULLIVAN & CROMWELL                     NIXON, HARGRAVE, DEVANS & DOYLE
               125 BROAD STREET                               CLINTON SQUARE
           NEW YORK, NEW YORK 10004                     ROCHESTER, NEW YORK 14603
                (212) 558-3988                                (716) 263-1359

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Goulds Pumps, Incorporated, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 300 WillowBrook Office Park, Fairport, NY 14450-4285. The title of the class of equity securities to which this statement relates is the common stock, par value $1.00 per share, of the Company (the "Common Stock" or the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     The statement relates to the tender offer by George Acquisition, Inc., a Delaware corporation (the "Purchaser"), which is a wholly owned subsidiary of ITT Industries Inc., an Indiana corporation ("ITT Industries"), to purchase all outstanding Shares at a price of $37.00 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as it may be amended, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 20, 1997 (the "Merger Agreement"), among the Purchaser, ITT Industries and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference in its entirety.

     As set forth in the Tender Offer Statement on Schedule 14D-1 of the Purchaser enclosed herewith (the "Schedule 14D-1"), the principal executive offices of ITT Industries and the Purchaser are at Four West Red Oak Lane, White Plains, New York 10604.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and actual or potential conflicts of interest between the Company or its affiliates and: (i) its executive officers, directors or affiliates; or (ii) the Purchaser, its executive officers, directors or affiliates.

     The Company has entered into certain employment agreements, termination of employment and change of control arrangements, as described on pages 9, 12 and 13 of the Proxy Statement dated March 24, 1997 for the Company's Annual Meeting of Stockholders (the "1997 Proxy Statement"), a copy of which is filed as
Exhibit 2 hereto and is incorporated herein by reference.

     On April 4, 1997, in connection with the review by the Company of executive compensation and employee benefits in the event of a change of control and upon the recommendation of the Human Resources Committee of the Board of Directors, the Board of Directors of the Company resolved to take the following actions with respect to various employment agreements, termination and change of control arrangements of the Company (each described more fully below).

     Revised Change of Control Agreements. The Company has entered into revised change of control agreements (the "Revised Agreements") with all officers other than assistant officers and other than members of the Management Executive Committee. The Revised Agreements provide substantially similar benefits to those provided by the previous change in control agreements to which each such officer was a party, with the following exceptions: (i) the cash severance payment of three times the highest annual compensation awarded, paid or payable with respect to any 12 consecutive month period, as selected by such officer, during the three years ending with the date of termination, is paid in a lump sum, and the computation of such lump sum payment takes into account only base salary and bonus; (ii) payments under the Revised Agreements will not be subject to reduction upon subsequent employment; (iii) payments under the Revised Agreements will

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not be limited by reason of being "excess parachute payments" as defined in
Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"); and
(iv) the Revised Agreements provide for a gross-up payment for excise taxes imposed by Section 4999 of the Code on excess parachute payments and any taxes imposed in respect of such gross-up payment. A copy of the form of the Revised Agreements is filed as Exhibit 4 hereto and is incorporated herein by reference in its entirety.

     Amendment of Change of Control Agreements. The Company has amended the Senior Executive Change of Control Agreements in effect for members of the Management Executive Committee (the "Senior Executive Agreements") to provide that at the expiration of the three-year period following a qualifying termination, covered officers will be eligible to participate (until such officers become eligible for Medicare) in any group health insurance plan offered by the Company, its parent or successor from time to time to its senior executives, which plan is at least comparable to the coverage provided immediately prior to termination of employment, at a cost to such covered officer equal to the cost such officer paid for health insurance coverage immediately prior to such change of control. A similar provision is also included in the Revised Agreements. In addition, for purposes of the Senior Executive Agreements, the cash value of incentive compensation awarded as stock options is based upon the value, as of the date of grant, using the Black-Scholes pricing model. A copy of the form of the Senior Executive Agreements, as amended, is filed as Exhibit 5 hereto and is incorporated herein by reference.

     Amendment of Supplemental Executive Pension Plan. The Company has amended its Supplemental Executive Pension Plan (the "SEPP") to provide that (i) credited service shall include only service as a member of the Company's Management Executive Committee (plus any additional service to the extent specified in the Senior Executive Agreements), and (ii) the gross benefit (before offsets) payable under the plan shall be an amount equal to a percentage (as determined below) of the participant's final compensation. The percentage is determined as the sum of (i) 4.00% for each of the participant's first five years of credited service, (ii) 3.25% for each of the participant's next five years of credited service, (iii) 1.375% for each of the participant's next ten years of credited service, and (iv) 1.00% for each of the participant's next ten years of credited service, for a maximum percentage of 60% after thirty years of credited service. Notwithstanding the foregoing, any participant having more than 30 years of service with the Company on April 4, 1997 shall have a gross benefit percentage of 60%. A copy of such amendment is filed as Exhibit 6 hereto and is incorporated herein by reference.

     Amendment of the Executive Incentive Plan. The Company has amended the Executive Incentive Plan (the "EIP") to provide that in the event of a change of control, (i) the EIP shall terminate at the end of the calendar year in which the change of control occurs, and each participant employed as of year-end will receive a payment based upon the higher of such participant's target incentive percentage or actual business performance at year-end, multiplied by full year eligible earnings, and (ii) in the event of the termination of an EIP participant following a change of control of the Company, a prorated payment shall be made to such participant, based upon year-to-date eligible earnings as of the date of termination. A copy of the EIP, as amended, is filed as Exhibit 7 hereto and is incorporated herein by reference.

     Amendment of the Severance Plan. The Company has amended its Severance Plan for U.S. Salaried Employees (the "Severance Plan") to provide that in the event of an involuntary termination which occurs as a direct result of a change of control, each non-bargaining unit employee shall receive a severance benefit equal to a minimum of 13 weeks of such employee's weekly pay, in each case commencing on the termination date, or the severance benefit otherwise applicable under the Severance Plan, whichever is greater. A copy of such amendment is filed as Exhibit 8 hereto and is incorporated herein by reference.

     The Merger Agreement. The following is a summary of the Merger Agreement, which summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit 1 hereto.

     --The Offer. The Merger Agreement provides for the commencement of the Offer as soon as reasonably practicable after the date of the Merger Agreement, but in no event later than five business days from the date of public announcement of the execution of the Merger Agreement. The obligation of the Purchaser to accept for payment Shares tendered pursuant to the Offer is subject only to the satisfaction or waiver by the Purchaser of the conditions described in Section 15 of the Schedule 14D-1 (the "Offer

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Conditions"). Under the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, to waive any such condition (other than the condition that a number of Shares which, together with any Shares owned by ITT Industries or Purchaser, constitutes more than 50% of the voting power (determined on a fully-diluted basis), on the date of purchase of all the securities of the Company entitled to vote generally in the election of directors or in a merger be validly rendered and not withdrawn prior to the expiration of the Offer (the "Minimum Condition") and make any other changes in the terms and conditions of the Offer; provided, that, unless previously approved by the Company in writing, no change may be made which (a) changes the Minimum Condition, (b) decreases the price per Share payable in the Offer, (c) changes the form of consideration payable in the Offer (other than by adding consideration), (d) reduces the maximum number of Shares to be purchased in the Offer, or (e) amends the terms or Offer Conditions or imposes conditions or terms to the Offer in addition to those set forth in the Merger Agreement which, in either case, are adverse to holders of the Shares. Pursuant to the Merger Agreement, the Purchaser agrees that, unless it is permitted to terminate the Merger Agreement pursuant to certain applicable termination provisions in the Merger Agreement, it can terminate the Offer only on a scheduled expiration date. The Purchaser further agrees that: (A) in the event it would otherwise be entitled to terminate the Offer at any scheduled expiration thereof due to the failure of one or more of the conditions set forth in paragraphs (a), (b), (c),
(d)(i), (e) or (h) of the Offer Conditions to be satisfied or waived, it shall give the Company notice thereof and, at the request of the Company, extend the Offer until the earlier of (1) such time as such condition is or conditions are satisfied or waived and (2) the date chosen by the Company which shall not be later than (x) the Outside Date applicable to the condition or conditions with respect to which the extension is requested or (y) the earliest date on which the Company reasonably believes such condition or conditions will be satisfied; provided that if such condition is not or conditions are not satisfied by any date chosen by the Company pursuant to clause (y), the Company may request further extensions of the Offer in accordance with the terms of this paragraph; and (B) in the event that it would otherwise be entitled to terminate the Offer at the initial scheduled expiration date thereof due solely to the failure of the Minimum Condition to be satisfied or waived, it shall, at the request of the Company (which request may be made by the Company only on one occasion), extend the Offer for up to five business days from such initial scheduled expiration date. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, including but not limited to the Offer Conditions, the Purchaser will accept for payment and pay for Shares as soon as it is permitted to do so under applicable law.

     --The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), at the effective time of the Merger (the "Effective Time"), the Purchaser shall be merged with and into the Company (the "Surviving Corporation"). As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation. At ITT Industries' election, any direct or indirect subsidiary of ITT Industries other than the Purchaser may be merged with and into the Company instead of the Purchaser.

     At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (unless otherwise provided for) will be cancelled, extinguished and converted into the right to receive $37 in cash or any higher price that may be paid pursuant to the Offer (the "Merger Consideration"), payable to the holder thereof, without interest, upon surrender of the certificate formerly representing such Share in the manner described in the Merger Agreement, less any required withholding taxes.

     The Merger Agreement provides that, immediately prior to the Effective Time, each outstanding stock option and any related stock appreciation right granted to employees and non-employee directors of the Company and its subsidiaries (together, an "Option"), whether or not then exercisable, will be cancelled by the Company, and the holder thereof will be entitled to receive at the Effective Time or as soon as practicable thereafter from the Company in consideration for such cancellation an amount in cash equal to the product of
(a) the number of Shares previously subject to such Option and (b) the excess, if any, of the Merger Consideration over the exercise price per Share previously subject to such Option.

     The Merger Agreement provides that Shares that are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who have not voted in favor of or consented to the Merger

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and shall have delivered a written demand for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and shall not have failed to perfect or shall not have effectively withdrawn or lost their rights to appraisal and payment under the DGCL shall not be converted into the right to receive the Merger Consideration, but shall be entitled to receive the consideration as shall be determined pursuant to Section 262 of the DGCL; provided, however, that if such holder shall have failed to perfect or shall have effectively withdrawn or lost his, her or its right to appraisal and payment under the DGCL, such holder's Shares shall thereupon be deemed to have been converted, at the Effective Time, into the right to receive the Merger Consideration as described above.

     The Merger Agreement also provides that at the Effective Time and without any further action on the part of the Company and the Purchaser, the Restated Certificate of Incorporation (the "Certificate of Incorporation") of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter and further amended as provided therein and under the DGCL. At the Effective Time and without any further action on the part of the Company and the Purchaser, the By-Laws of the Purchaser shall be the By-Laws of the Surviving Corporation and thereafter may be amended or repealed in accordance with their terms or the Certificate of Incorporation of the Purchaser and as provided by law. The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed (as the case may be) and qualified.

  Agreements of ITT Industries, the Purchaser and the Company.

     -- Stockholders Meeting. Pursuant to the Merger Agreement, the Company, if required, shall, in accordance with and subject to applicable law and the Company's Certificate of Incorporation and By-Laws, (i) duly call, give notice of, convene and hold a meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Stockholders Meeting") and (ii) subject to the fiduciary duties of the Company's Board of Directors under applicable law, (A) include in the Proxy Statement (as defined below) the unanimous recommendation of the Board of Directors that the stockholders of the Company vote in favor of the approval of the Merger Agreement and the transactions contemplated thereby and the written opinion of the Financial Adviser (as defined in the Merger Agreement) that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders and (B) use its reasonable best efforts to obtain the necessary approval of the Merger Agreement and the transactions contemplated thereby by its stockholders. At the Stockholders Meeting, ITT Industries and the Purchaser shall cause all Shares then owned by them and their subsidiaries to be voted in favor of approval of the Merger Agreement and the transactions contemplated thereby.

     The Merger Agreement provides that, notwithstanding the foregoing, in the event that the Purchaser shall acquire at least 90% of the outstanding Shares, the Company agrees, at the request of the Purchaser, subject to the Merger Agreement, to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with Section 253 of the DGCL.

     -- Proxy Statement. The Merger Agreement provides that, if required by applicable law, as soon as practicable following ITT Industries' request, the Company will file with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations promulgated thereunder, and will use its reasonable best efforts to have cleared by the Securities and Exchange Commission (the "Commission") the proxy statement with respect to the Stockholders Meeting (the "Proxy Statement").

     -- Company Board Representation. The Merger Agreement provides that, promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, and from time to time thereafter, the Purchaser will be

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entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give the Purchaser representation on the Board of Directors equal to the product of the total number of directors on such Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all action necessary to cause the Purchaser's designees to be so elected, including either increasing the size of the Board of Directors or securing the resignations of incumbent directors or both. At such times, the Company will use its reasonable best efforts to cause persons designated by the Purchaser to constitute the same percentage as is on the board of (i) each committee of the Board of Directors, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by law. The Company's obligations to appoint designees to its Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

     Following the election or appointment of the Purchaser's designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment, or waiver of any term or condition, of the Merger Agreement or the Certificate of Incorporation or By-Laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of the Purchaser or waiver or assertion of any of the Company's rights thereunder, and any other consent or action by the Board of Directors with respect to the Merger Agreement, will require only the concurrence of a majority of the directors of the Company then in office who are neither designated by the Purchaser nor are employees of the Company (the "Disinterested Directors") and such concurrence shall constitute the authorization of the Board of Directors of the Company and no other action by the Company, including any action by any other director of the Company, shall be required for purposes of the Merger Agreement. The number of Disinterested Directors shall be not less than two.

     -- Access to Information; Confidentiality. Pursuant to the Merger Agreement, from the date thereof to the Effective Time, the Company shall, and shall cause its subsidiaries, officers, directors, employees, auditors and other agents to, afford the officers, employees, auditors and other agents of ITT Industries, and financing sources who shall agree to be bound by the provisions of such section of the Merger Agreement as though a party thereto, complete access, consistent with applicable law, at all reasonable times to its officers, employees, agents, properties, offices, plants and other facilities and to all books and records, and will furnish ITT Industries and such financing sources with all financial, operating and other data and information as ITT Industries, through its officers, employees or agents, or such financing sources may from time to time reasonably request.

     The Merger Agreement further provides that each of ITT Industries and the Purchaser will hold and will cause its officers, employees, auditors and other agents to hold in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all documents and information concerning the Company and its subsidiaries furnished to ITT Industries or the Purchaser in connection with the transactions contemplated in the Merger Agreement (except to the extent that such information can be shown to have been generally available to ITT Industries or the Purchaser on a non-confidential basis prior to the date thereof; provided that the source of such information was not known by ITT Industries or the Purchaser to be bound by a confidentiality agreement and will not release or disclose such information to any other person, except (1) the officers, directors, employees, counsel, investment bankers and other representatives of ITT Industries and the Purchaser who need to know such information for the purposes of evaluating the Merger and the other transactions contemplated by the Merger Agreement and (2) any other person after the Company has provided written consent to such disclosure). If the transactions contemplated by the Merger Agreement are not consummated, such confidence will be maintained for a period of two years from the date thereof and, if requested by or on behalf of the Company, ITT Industries and the Purchaser will, and will use all reasonable efforts to cause their auditors and other agents to, return to the Company or destroy all copies of written information furnished by the Company to ITT Industries and the Purchaser or their agents, representatives or advisors. It is understood that ITT Industries and Purchaser shall be deemed to have

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satisfied their obligation to hold such information confidential if they exercise the same care as they take to preserve confidentiality for their own similar information.

     -- No Solicitation of Transactions. The Merger Agreement provides that the Company, its affiliates and their respective officers, directors, employees, representatives and agents will immediately cease any existing discussions or negotiations, if any, with any parties conducted theretofore with respect to any acquisition or exchange of all or any material portion of the assets of, or more than 20% of the equity interest in, the Company or any business combination with the Company. Except as set forth in the Merger Agreement, neither the Company or any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents, will, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than ITT Industries and the Purchaser, any affiliate or associate of ITT Industries and the Purchaser or any designees of ITT Industries or the Purchaser) concerning any merger, sale of any material portion or assets, sale of more than 20% of the shares of capital stock or similar transactions (including an exchange of stock or assets) involving the Company or any subsidiary of the Company. The Company may, directly or indirectly, furnish information and access, in each case only in response to a request for such information or access to any person made after the date of the Merger Agreement which was not encouraged, solicited or initiated by the Company or any of its affiliates or any of its or their respective officers, directors, employees, representatives or agents after the date thereof, pursuant to appropriate confidentiality agreements, and may participate in discussions and negotiate with such person concerning any merger, sale of assets, sale of shares of capital stock or similar transaction (including an exchange of stock or assets) involving the Company or any subsidiary or division of the Company, if such person has submitted a written proposal to the Board of Directors of the Company relating to any such transaction and the Board determines in good faith, based upon the advice of outside counsel to the Company, that failing to take such action would constitute a breach of the Board's fiduciary duty under applicable law. The Board will notify ITT Industries immediately if any such proposal is made and will in such notice, indicate in reasonable detail the identity of the offeror and the terms and conditions of any proposal and shall keep ITT Industries promptly advised of all developments which could reasonably be expected to culminate in the Board of Directors withdrawing, modifying or amending its recommendation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The Company has also agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party, unless the Board shall have determined in good faith, based upon the advice of outside counsel, that failing to release such third party or waive such provisions would constitute a breach of the fiduciary duties of the Board of Directors under applicable law.

     -- Directors' and Officers' Indemnification and Insurance. The Merger Agreement provides that the By-Laws of the Surviving Corporation will contain provisions no less favorable with respect to indemnification than are set forth in Article 12 of the By-laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers or employees of the Company.

     Pursuant to the Merger Agreement ITT Industries will use its reasonable best efforts to cause to be maintained in effect for six years from the Effective Time the current policies of the directors' and officers' liability insurance maintained by the Company (provided that ITT Industries may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less advantageous) with respect to matters occurring prior to the Effective Time to the extent available; provided, however, that in no event shall ITT Industries or the Company be required to expend more than an amount per year equal to 150% of current annual premiums paid by the Company (which the Company represented to be not more than $250,000) to maintain or procure insurance coverage pursuant to the Merger Agreement.

     The Merger Agreement also provides that for six years after the Effective Time, ITT Industries agrees that it will or will cause the Surviving Corporation to indemnify and hold harmless each present and former director and officer of the Company, determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or

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liabilities (collectively, the "Costs") (but only to the extent such Costs are not otherwise covered by insurance and paid) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law (and ITT Industries will, or will cause the Surviving Corporation to, also advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

     -- Further Action; Reasonable Best Efforts. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, each of the parties thereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement as soon as practicable, including but not limited to (i) cooperation in the preparation and filing of the Offer Documents (as defined in the Merger Agreement), the Schedule 14D-9, the Proxy Statement, any required filings under the HSR Act or other foreign filings and any amendments to any thereof and (ii) using its reasonable best efforts to promptly make all required regulatory filings and applications including, without limitation, responding promptly to requests for further information and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions contemplated by the Merger Agreement and to fulfill the conditions to the Offer and the Merger. The Merger Agreement also provides that the Company and ITT Industries each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by the Merger Agreement, including promptly furnishing the other with copies of notices or other communications received by ITT Industries or the Company, as the case may be, or any of their subsidiaries, from any Governmental Authority (as defined in the Merger Agreement) with respect to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement. The parties also agree to consult and cooperate with one another, and consider in good faith the views of one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party thereto in connection with proceedings under or relating to the HSR Act or any other antitrust law.

     Without limiting the generality of the foregoing undertakings, in the Merger Agreement: (i) ITT Industries agrees to, if necessary to prevent any Governmental Authority from taking steps to obtain, or from issuing, any order, injunction, decree, judgment or ruling or the taking of any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger, offer to accept an order to divest (or enter into a consent decree or other agreement giving effect thereto) such of the Company's or ITT Industries' assets and business as may be necessary to forestall such order, decree, ruling or action and to hold separate such assets and business pending such divestiture, but only if the amount of such assets and businesses would not be material (measured in relation to the combined assets or revenues of the Company and its subsidiaries and ITT Industries' fluid technology business, taken as a whole); and (ii) the Company and ITT Industries each agree to contest and resist any action seeking to have imposed any order, decree, judgment, injunction, ruling or other order (whether temporary, preliminary or permanent) (an "Order") that would delay, restrain, enjoin or otherwise prohibit consummation of the Offer or the Merger and in the event that any such temporary or preliminary Order is entered in any proceeding that would make consummation of the Offer or the Merger in accordance with the terms of the Merger Agreement unlawful or that would prevent or delay consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement, to use its reasonable best efforts to take promptly any and all steps (including the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (i) of this paragraph) necessary to vacate, modify or suspend such Order so as to permit such consummation as promptly as practicable after the date of the Merger Agreement.

     -- Conduct of Business Pending the Merger. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, during the period from the date of the Merger Agreement to the Effective Time, unless ITT Industries shall otherwise agree in writing, (1)the businesses of the Company and its subsidiaries shall be conducted only in, and the Company and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice, (2) the Company and its subsidiaries shall each use its reasonable best efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations and (3) neither the Company nor any of its subsidiaries shall, between the date of the Merger Agreement and the Effective Time, directly or indirectly do, or commit to do, any of the following without the prior written consent of ITT Industries: (i) amend or otherwise change its certificate of incorporation or by-laws or equivalent organizational documents; (ii) issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, (A) any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including but not limited to stock appreciation rights or phantom stock), of the Company or any of its subsidiaries (except for the issuance of up to 1,749,829 shares of Company Common Stock required to be issued pursuant to (x) the terms of Options outstanding as of April 16, 1997, (y) the employment agreement effective July 1, 1996 between the Company and Thomas C. McDermott, and (z) the plan under which non-employee directors are paid one-half of their annual retainer in shares of Company Common Stock) or (B) any assets of the Company or any of its subsidiaries, except for sales of products in the ordinary course of business and in a manner consistent with past practice; (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than (A) regular quarterly dividends consistent with past practice, in an amount not to exceed $.20 per share and (B) the distribution of Rights (as defined below) pursuant to the Rights Plan (as defined below)); (iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (v) (A) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof; (B) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person (other than in the ordinary course of business consistent with past practice); (C) enter into any contract or agreement other than in the ordinary course of business consistent with past practice; or (D) authorize any single capital expenditure which is in excess of $1,500,000 or capital expenditures (during any three month period) which are, in the aggregate, in excess of $7,500,000 for the Company and its subsidiaries taken as a whole; (vi) except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of the Merger Agreement, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of employees of the Company or its subsidiaries who are not officers of the Company in the ordinary course of business in accordance with past practice, or grant any severance or termination pay not currently required to be paid under existing severance plans to or enter into any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend or terminate any collective bargaining agreement or Company Plan (as defined in the Merger Agreement), including, but not limited to, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees; (vii) except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting practices or principles used by it; (viii) make any material tax election or settle or compromise any material federal, state, local or foreign tax liability; (ix) settle or compromise any pending or threatened suit, action or claim which is material or which relates to the transactions contemplated by the Merger Agreement; (x) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries not constituting an inactive subsidiary (other than the Merger); (xi) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (A) in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice and (B) of liabilities required to be paid, discharged or satisfied pursuant to the terms of any contract in existence on the date of the Merger Agreement (including, without limitation, benefit plans relating to directors); or (xii) take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described here above or any action which would make any of the representations or warranties of the Company contained in the Merger Agreement untrue and incorrect as of the date when made if such action had then been taken, or would result in any of the conditions set forth in Annex A of the Merger Agreement not being satisfied.

     -- Employee Benefits Matters. The Merger Agreement provides that on and after the Effective Time, ITT Industries shall cause the Surviving Corporation and its subsidiaries to promptly pay or provide when due all compensation and benefits earned through or prior to the Effective Time as provided pursuant to the terms of any compensation arrangements, employment agreements and employee or director benefit plans (including, without limitation, deferred compensation plans), programs and policies in existence as of the date thereof for all employees (and former employees) and directors (and former directors) of the Company and its subsidiaries. ITT Industries and the Company have agreed that the Surviving Corporation and its subsidiaries shall pay promptly or provide when due all compensation and benefits required to be paid pursuant to the terms of any individual agreement with any employee, former employee, director or former director in effect as of the date thereof.

     Pursuant to the Merger Agreement ITT Industries has agreed to cause the Surviving Corporation, for the period commencing at the Effective Time and ending on the first anniversary thereof, to provide employee benefits under plans, programs and arrangements which, in the aggregate, will provide benefits to the employees of the Surviving Corporation and its subsidiaries (other than employees covered by a collective bargaining agreement) which are no less favorable in the aggregate than those provided pursuant to the plans, programs and arrangements (other than those related to the equity securities of the Company) of the Company and its subsidiaries in effect on the date thereof and employees covered by collective bargaining agreements shall be provided with such benefits as shall be required under the terms of any applicable collective bargaining agreement; provided, however, that nothing in the Merger Agreement shall prevent the amendment or termination of any specific plan, program or arrangement, require that the Surviving Corporation provide or permit investment in the securities of ITT Industries, the Company or the Surviving Corporation or interfere with the Surviving Corporation's right or obligation to make such changes as are necessary to conform with applicable law. Employees of the Surviving Corporation shall be given credit for all service with the Company and its subsidiaries, to the same extent as such service was credited for such purpose by the Company, under each employee benefit plan, program, or arrangement of ITT Industries in which such employees are eligible to participate for purposes of eligibility and vesting; provided, however, that in no event shall the employees be entitled to any credit to the extent that it would result in a duplication of benefits with respect to the same period of service.

     -- Disposition of Litigation. The Merger Agreement provides that the Company agrees that it will not settle any litigation currently pending, or commenced after the date thereof, against the Company or any of its directors by any stockholder of the Company relating to the Offer or the Merger Agreement, without the prior written consent of ITT Industries (which shall not be unreasonably withheld).

     -- Rights. The Company also agreed in the Merger Agreement to promptly adopt a Stockholder Rights Plan (the "Rights Plan") in the form delivered to ITT Industries on or prior to the date of the Merger Agreement and that immediately prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company will take all necessary action to terminate all of the outstanding Rights (as defined in the Rights Plan), effective immediately prior thereto. The Company has taken all necessary action so that none of the execution of the Merger Agreement, the making of the Offer, the acquisition of Shares pursuant to the Offer or the consummation of the Merger will (i) cause the Rights issued pursuant to such Rights Plan to become exercisable, (ii) cause any person to become an Acquiring Person (as defined in the Rights Plan) or (iii) give rise to a Separation Time (as defined in the Rights Plan) or a Flip-In Date (as defined in the Rights Plan). The Company has also agreed in the Merger Agreement that it will not amend the Rights Plan.

     -- Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations and warranties by the Company as to the Company's capitalization, the absence of any required filings and consents, the absence of conflicts with charter documents and contracts, SEC filings and financial statements, absence of certain changes or events, business, compliance with law, the absence of litigation, employee benefit plans, the filing and compliance of reports with the requirements of the Commission, environmental matters, brokers and taxes.

     -- Conditions of the Merger. Under the Merger Agreement, the respective obligations of ITT Industries, Purchaser and the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) if required by the DGCL, the Merger Agreement shall have been approved by the affirmative vote of the stockholders of the Company by the requisite vote in accordance with the Company's Certificate of Incorporation and the DGCL (which the Company has represented shall be solely the affirmative vote of a majority of the outstanding Shares); (b) no statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any United States, foreign, federal or state court or governmental authority which prohibits, restrains, enjoins or restricts the consummation of the Merger; and (c) the Purchaser shall have purchased Shares pursuant to the Offer.

     -- Termination; Fees and Expenses. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company as follows:

          (a) by mutual written consent of ITT Industries, the Purchaser and the Company;

          (b) by ITT Industries or the Company if any court of competent jurisdiction or other governmental body located or having jurisdiction within the United States or any country or economic region in which either the Company or ITT Industries, directly or indirectly, has material assets or operations, shall have issued a final order, injunction, decree, judgment or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, injunction, decree, judgment, ruling or other action is or shall have become final and nonappealable;

          (c) by ITT Industries (only following the Outside Date (as defined below), in the case of clause (ii) below) if due to an occurrence or circumstance which resulted in a failure to satisfy any of the Offer Conditions, the Purchaser shall have (i) terminated the Offer in accordance with the terms of the Merger Agreement or (ii) failed to pay for Shares pursuant to the Offer on or prior to the Outside Date;

          (d) by the Company (only following the Outside Date, in the case of clause (ii)(B) below) if (i) there shall have been a material breach of any covenant or agreement on the part of ITT Industries or the Purchaser contained in the Merger Agreement which materially adversely affects ITT Industries' or the Purchaser's ability to consummate (or materially delays commencement or consummation of) the Offer, and which shall not have been cured prior to the earlier of (A) 10 business days following notice of such breach and (B) two business days prior to the date on which the Offer expires, (ii) the Purchaser shall have (A) terminated the Offer or (B) failed to pay for Shares pursuant to the Offer on or prior to the Outside Date (unless such failure is caused by or results from the failure of any representation or warranty of the Company to be true and correct in any material respect or the failure of the Company to perform in any material respect any of its covenants or agreements contained in the Merger Agreement) or (iii) prior to the purchase of Shares pursuant to the Offer, any person shall have made a bona fide offer to acquire the Company (A) that the Board of Directors of the Company determines in its good faith judgment is more favorable to the Company's stockholders than the Offer and the Merger and (B) as a result of which the Board of Directors determines in good faith, based upon the advice of outside counsel, that it is obligated by its fiduciary obligations under applicable law to terminate the Merger Agreement, provided that such termination under this clause
     (iii) shall not be effective until the Company has made payment of the full fee and expense reimbursement in accordance with the Merger Agreement as described below; or

          (e) by ITT Industries prior to the purchase of Shares pursuant to the Offer if (i) there shall have been a breach of any covenant or agreement on the part of the Company contained in the Merger Agreement which is reasonably likely to have a Material Adverse Effect (as defined in the Merger Agreement) on the Company or which materially adversely affects (or materially delays) the consummation of the Offer, which shall not have been cured prior to the earlier of (A) 10 business days following notice of such breach and (B) two business days prior to the date on which the Offer expires, (ii) the Board shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to the Purchaser its approval or recommendation of the Offer, Merger Agreement or the Merger or shall have recommended another offer or transaction, or shall have resolved to effect any of the foregoing, or (iii) the Minimum Condition shall not have been satisfied by the expiration date of the Offer as it may have been extended pursuant to the Merger Agreement and on or prior to such date (A) any person (including the Company but not including ITT Industries or the Purchaser) shall have made a public announcement with respect to a Third Party Acquisition that contemplates a direct or indirect consideration (or implicit valuation) for Shares (including the value of any stub equity) in excess of the per Share Merger Consideration or (B) any person (including the Company or any of its affiliates or subsidiaries), other than ITT Industries or any of its affiliates shall have become (and remain at the time of termination) the beneficial owner of 19.9% or more of the Shares (unless such person shall have tendered and not withdrawn such person's Shares pursuant to the Offer). As used in the Merger Agreement, the "Outside Date" means the latest of (A) 70 days following the date thereof,
     (B) the date that all conditions to the Offer set forth in paragraph (a) and (h) of the Offer Conditions, the satisfaction of which involve compliance with or otherwise relate to any United States antitrust or competition laws or regulations (including any enforcement thereof), have been satisfied for a period of 10 business days, or (C) 10 business days following the conclusion of any ongoing proceedings before any foreign Governmental Authority (as defined in the Merger Agreement) in connection with its review of the transactions contemplated by the Merger Agreement pursuant to any foreign antitrust or competition law or regulation; provided that in no event shall the Outside Date be later than December 31, 1997.

     The Merger Agreement provides that in the event of the termination of the Merger Agreement pursuant to the above paragraph, the Merger Agreement shall forthwith become void and there shall be no liability on the part of any party thereto except as set forth in the Merger Agreement; provided, however, that nothing therein shall relieve any party from liability for any wilful breach thereof.

     The Merger Agreement further provides that if:

     (i) ITT Industries terminates the Merger Agreement pursuant to (e)(i) above, or if the Company terminates the Merger Agreement pursuant to (d)(ii) above under circumstances that would have permitted ITT Industries to terminate the Merger Agreement pursuant to (e)(i) above, and within 15 months thereafter, the Company enters into an agreement with respect to a Third Party Acquisition (as defined below), or a Third Party Acquisition occurs, involving any party (or any affiliate or associate thereof) (x) with whom the Company (or its agents) had any discussions with respect to a Third Party Acquisition, (y) to whom the Company (or its agents) furnished information with respect to or with a view to a Third Party Acquisition or (z) who had submitted a proposal or expressed any interest publicly or to the Company in a Third Party Acquisition, in the case of each of clauses (x), (y) and (z) prior to such termination; or

     (ii) ITT Industries terminates the Merger Agreement pursuant to (e)(i) above, or if the Company terminates the Merger Agreement pursuant to (d)(ii) above under circumstances that would have permitted ITT Industries to terminate the Merger Agreement pursuant to (e)(i) above and within 15 months thereafter the Company enters into an agreement with respect to a Third Party Acquisition that contemplates a direct or indirect consideration (or implicit valuation) for Shares (including the value of any stub equity) in excess of the per Share Merger Consideration; or

     (iii) (1) the Company terminates the Merger Agreement pursuant to (d)(iii) above or (2) the Company terminates the Merger Agreement pursuant to (d)(ii)(B) above and at such time ITT Industries would have been permitted to terminate the Merger Agreement according to (e)(ii) or (iii) above or (3) ITT Industries terminates the Merger Agreement pursuant to (e)(ii) or (iii) above;

then the Company shall according to the Merger Agreement pay to ITT Industries and the Purchaser, within one business day following the execution and delivery of such agreement or such occurrence, as the case may be, or simultaneously with any termination contemplated by the immediately preceding paragraph, a fee, in cash, of $22 million (less any amounts previously paid pursuant to the next paragraph), provided, however, that the Company in no event shall be obligated to pay more than one such fee with respect to all such agreements and occurrences and such termination.

ITEM 4.

  (a) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     The Board of Directors has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that the Offer and the Merger are fair to, and in the best interests of, stockholders of the Company, and recommends that stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

  (b) BACKGROUND OF THE OFFER.

     For more than one year prior to the Offer, members of ITT Industries' senior management have considered potential transactions which could enhance the value of ITT Industries for its stockholders, including the possibility of a strategic acquisition of another industrial company or business such as the Company. ITT Industries developed an extensive list of potential acquisition candidates and then gradually narrowed the list of potential candidates by applying various acquisition criteria. Detailed analysis was then performed on a select group of companies to help narrow the list of potential acquisition candidates even further. In December 1996, ITT Industries' discussions regarding possible acquisitions began to focus particularly on the Company and actions were taken to effect a more formal analysis of the Company. In March 1997, after a presentation by management to the Board of Directors of ITT Industries, the Board of Directors of ITT Industries approved the initiation of contact with the Company to discuss the possibility of a negotiated transaction.

     On March 19, 1997, Richard Labrecque, President of ITT Fluid Technology Corporation, contacted Thomas C. McDermott, Chairman, President and Chief Executive Officer of the Company, to suggest in general terms the possibility of an acquisition of the Company by ITT Industries. After some discussion, Mr. McDermott indicated that the Company currently planned to carry out its existing "Goulds 2000" strategic plan as an independent company.

     On March 25, 1997, Travis Engen, Chairman, President and Chief Executive Officer of ITT Industries, called Mr. McDermott to reiterate ITT Industries' interest in acquiring the Company and to express his willingness to meet and discuss the specific terms of ITT Industries' proposal. Mr. McDermott restated his view that the Company wished to carry out its strategic plan and declined to meet with Mr. Engen. Mr. Engen then informed Mr. McDermott that he would send Mr. McDermott a letter containing ITT Industries' proposal. Later that day, Mr. Engen sent the following letter to Mr. McDermott.

March 25, 1997

Mr. Thomas C. McDermott
Chairman, President and Chief Executive Officer
Goulds Pumps, Incorporated
300 WillowBrook Office Park
Fairport, New York 14450

Dear Mr. McDermott:

     I enjoyed talking to you earlier today but I was disappointed that you have continued your unwillingness to meet with us to discuss our proposal. Since we are not able to meet with you in person to explain our thinking, I am sending this letter.

     ITT Industries, Inc. proposes to acquire Goulds Pumps, Incorporated ("Goulds") through a negotiated merger transaction in which Goulds' stockholders would receive $34.00 in cash for each share of outstanding common stock. This price is based on our review of public information and our assessment of the benefits of combining our organizations. This proposal represents what we believe is an excellent opportunity for you and ITT Industries to maximize value for your stockholders at a price which represents a premium of approximately 48% over the closing market price of Goulds' common stock yesterday. We are confident that this price is at a level which your stockholders would enthusiastically support.

     As I am sure you are aware, ITT Industries is a leading supplier of pumps, valves, heat exchangers, mixers, instruments and controls for the management of fluids with annual sales in these areas in excess of $1.3 billion. ITT Industries has, as Goulds does, an enviable reputation for the quality of its products and service. We have been studying the benefits of a combination with Goulds for some time. We strongly believe the complementary aspects of our products, our production capabilities and technologies would be a perfect strategic fit and would enable the combined operation to compete more effectively in the global marketplace. For these reasons, a combination of Goulds with our current fluid technology business has become a leading interest of our management and the ITT Industries Board of Directors.

     We envision that we would negotiate a mutually acceptable definitive merger agreement on appropriate and customary terms and conditions. Our antitrust counsel has conducted a preliminary review of the two businesses and we do not believe that our proposal gives rise to any meaningful antitrust concerns. Obviously given our financial strength, financing would not pose a problem for the consummation of the transaction, and Morgan Stanley, our financial advisor, concurs.

     We hope that you will view this proposal as we do -- a unique opportunity for Goulds' stockholders to realize full value for their shares in a transaction that can quickly be consummated. We are prepared to meet with you and your advisors to answer any questions that you may have about our proposal and to proceed expeditiously to negotiate a definitive merger agreement with you.

     My purpose in sending this letter is to provide you with more information about our proposal and to express our sincere desire to work together with you to reach agreement on a consensual basis. At this point, we are hoping that our discussions can remain a private matter between us, although we would expect you to share this proposal with the members of your Board of Directors. We seek to move quickly on our proposal and would like to hear back from you as soon as possible. Accordingly, unless we hear back from you before then, we will contact you on Monday, March 31st to discuss the timing of your Board's response to our proposal.

                                          Sincerely,

                                          Travis Engen
                                          Chairman, President and Chief
                                          Executive

     On March 31, 1997, Mr. Engen called Mr. McDermott to discuss the proposal contained in the letter. Mr. McDermott informed Mr. Engen that the Board of Directors of the Company would be meeting on April 4, 1997 and would consider the proposal at that meeting. Mr. Engen requested that Mr. McDermott promptly respond to the proposal after the Board of Directors meeting on April 4th.

     On April 4, 1997, the Board of Directors of the Company held a meeting with management and its legal and financial advisors to consider ITT Industries' proposal. Legal counsel advised the Board of Directors regarding its fiduciary duties. Mr. McDermott outlined the chronology of events leading to the proposal. Goldman, Sachs & Co. ("Goldman Sachs") then made a presentation to the Board of Directors concerning the proposal, including background information on ITT Industries and various financial analyses. The Board, recognizing the strategic fit between the Company and ITT Industries' fluid technology business and taking into account the advice and presentation of legal counsel and Goldman Sachs, concluded by asking Mr. McDermott to schedule a meeting with Mr. Engen to further discuss the proposal. The Board also authorized management and Goldman Sachs to contact one other party that had previously contacted the Company to determine their level of interest. The Board also considered the adoption of the Rights Plan.

     On April 7, 1997, Mr. McDermott called Mr. Engen to inform him that the Board of Directors of the Company had considered the proposal and that he was available to discuss the proposal and the two agreed to meet on April 9th.

     On April 8, 1997, a representative of Morgan Stanley, Inc. ("Morgan Stanley") discussed the proposal contained in Mr. Engen's March 25 letter with a representative of Goldman Sachs. Goldman Sachs indicated that the $34.00 per share price level included in the letter was not at a level that would justify commencing a process that could result in a sale of the Company.

     On April 9, 1997, Mr. Engen, Mr. Labrecque, Mr. McDermott and John Murphy, Vice President and Chief Financial Officer of the Company, met to discuss ITT Industries' proposal. Mr. McDermott informed Mr. Engen and Mr. Labrecque that the Company's preference was to remain independent but that he would be willing to discuss with the Company's Board of Directors a possible acquisition by ITT Industries at a price which the Board of Directors of the Company believed to be in the best interests of the Company's stockholders. Mr. McDermott stated that he thought the $34 per share price level indicated in the letter was too low but did not indicate the specific price level he considered to be an adequate basis for continued discussions with ITT Industries. After further discussion, Mr. McDermott agreed with Mr. Engen that the Company's financial advisors be available to discuss the valuation of the Company with ITT Industries' financial advisors. In telephone calls on April 10 and April 11, 1997 a representative from Morgan Stanley and a representative from Goldman Sachs discussed their respective methodologies for valuing the Company, but were unable to reach any agreements in furtherance of the discussions between the principals.

     On April 14, 1997, Mr. Engen again spoke to Mr. McDermott. Mr. McDermott continued to decline to specify a per share price for the Company and reiterated that the Company was not for sale, but indicated that if the parties could come to a preliminary understanding concerning a valuation range for the Company, he believed that the Company would be willing to have discussions with ITT Industries regarding the terms of a possible transaction, and, in that regard, to permit ITT Industries to commence a due diligence review of the Company subject to entering into an appropriate confidentiality agreement. Later that day, a representative of Morgan Stanley indicated in a telephone conversation with a representative of Goldman Sachs that ITT Industries would be willing to consider, subject to due diligence and an acceptable process for discussing definitive terms of an acquisition, an increase in the price included in the March 25 letter by up to 5%.

     On April 15, 1997, the Board of Directors of the Company had a telephone meeting with Company management and its legal and financial advisors to update the directors on developments. After discussion, the Board authorized management and its advisors (subject to further approval by the Board in the event that a definitive agreement could be concluded with ITT Industries) to proceed with negotiations, including the provision of confidential information, if ITT Industries indicated its willingness to pay a price of not less than $37.00 per Share. Representatives of Goldman Sachs thereafter contacted representatives of Morgan Stanley and stated that the Company would be willing to provide ITT Industries with access to the Company for due diligence purposes and to have discussions with ITT Industries for a short time period if ITT Industries would be willing to consider a price level of not less than $37.00 per Share.

     On April 16, 1997, Morgan Stanley advised Goldman Sachs that ITT Industries was prepared to move forward on the bases suggested by the Company. On April 17, 1997, ITT Industries and the Company executed a confidentiality letter and ITT Industries began its due diligence review of the Company, which it completed on April 19, 1997.

     Negotiations of the terms of the merger agreement were conducted in a series of meetings and telephone conversations held between April 18 and April 20, 1997.

     On April 20, 1997, the Board of Directors of the Company met to consider the results of that negotiation process and, after considering reports from management and the Company's financial and legal advisors, unanimously voted to enter into the Merger Agreement and to recommend that stockholders accept the Offer and tender their Shares. The Board also decided to adopt the Rights Plan in order to prevent any stockholder or group of stockholders from accumulating sufficient shares to trigger a condition under the Offer or payments to employees by causing a change in control (as defined in various employee plans and arrangements) to occur. The Board of Directors of ITT Industries also had a telephonic meeting to approve the Merger Agreement on April 20th.

     Following the approval of the Board of Directors of the Company and ITT Industries, on April 20, 1997, the Company, ITT Industries and the Purchaser entered into the Merger Agreement.

  (c) REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE BOARD

     In approving the Merger Agreement and the transactions contemplated thereby and recommending that stockholders of the Company tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

          1. The familiarity of the Board of Directors with the financial condition, results of operations, competitive position, business and prospects of the Company, as reflected in the Company's historical and projected financial information, current economic and market conditions and the nature of the industry in which it operates.

          2. The presentation of Goldman Sachs at the April 20, 1997 Board of Directors' meeting and the opinion of Goldman Sachs (the "Opinion") to the effect that, as of the date of such Opinion, the $37.00 in cash per Share to be received by the holders of Shares in the Offer and the Merger is fair to such holders. The full text of the written opinion of Goldman Sachs, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the Opinion, is attached hereto as
     Exhibit 3 and is incorporated herein by reference. Holders of Shares are urged to, and should, read such Opinion in its entirety.

          3. The historical market prices of, and recent trading activity in, the Shares, particularly the fact that the Offer and the Merger will enable the stockholders of the Company to realize a premium of approximately 62% over the closing price of the Shares on the last trading day prior to the public announcement on April 21, 1997 of the Merger Agreement; and a premium of approximately 44% over the highest price at which the Shares have been traded in the past year.

          4. The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement including, without limitation, the fact that the terms of the Merger Agreement should not unduly discourage other third parties from making bona fide proposals subsequent to signing the Merger Agreement and, if any such proposal were made, the Company, in the exercise of its fiduciary duties in accordance with the Merger Agreement, could determine to provide information to, engage in negotiations and, subject to payment of the termination fee, enter into a transaction with another party.

          5. The fact that the obligations of ITT Industries and Purchaser to consummate the Offer and the Merger pursuant to the terms of the Merger Agreement are not conditioned upon financing.

     The Board of Directors did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed their position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to a letter agreement dated April 15, 1997 (the "Engagement Letter"), the Company engaged Goldman Sachs to undertake a study to enable it to render its opinion with respect to the cash consideration to be received for each Share in connection with the proposed transaction. Pursuant to the terms of the Engagement Letter, the Company paid Goldman Sachs a fee of $150,000 upon signing the Engagement Letter and will pay Goldman Sachs a fee of approximately $5,700,000 upon consummation of the Offer, against which the prior payment or $150,000 will be credited. The Company has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except for purchases by the following persons pursuant to the Company's divided reinvestment plan and 401(k) plan in the amounts indicated: Barbara Lucas (12.7 Shares); Thomas C. McDermott (180.3 Shares); John P. Murphy (18 Shares); Michael T. Tomaino (2 Shares); Eric L. Steenburgh (8.9 Shares).

     (b) To the best of the Company's knowledge, except for Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Exchange Act of 1934, each executive officer, director and affiliate of the Company currently intends to tender all Shares to the Purchaser over which he or she has sole dispositive power as of the expiration date of the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

  Rights Agreement.

     On April 20, 1997, the Board of Directors of the Company declared a dividend of one right (a "Right") for each outstanding Share held of record at the close of business on April 21, 1997 or issued thereafter and prior to the Separation Time (as hereinafter defined). The Rights were issued pursuant to a Stockholder Protection Rights Agreement, dated as of April 21, 1997 (the "Rights Agreement"), between the Company and The Bank of New York (the "Rights Agent"). Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-hundredth of a share of Participating Preferred Stock, par value $20.00 per share (the "Participating Preferred Stock"), for $80.00 (the "Exercise Price"), subject to adjustment or, in certain circumstances, one Share for each one one-hundredth of a share of Participating Preferred Stock.

     The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of (either, the "Separation Time") (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer (other than the Approved Offer as defined below) which, if consummated, would result in such Person becoming an Acquiring Person (as defined below) and (ii) the first date (the "Stock Acquisition Date") of public announcement by the Company (by any means) that any Person has become an Acquiring Person. An Acquiring Person is any Person having Beneficial Ownership (as defined in the Rights Agreement) of 20% or more of the outstanding Shares, which term shall not include (i) the Company, any wholly-owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company or a wholly-owned subsidiary of the Company, (ii) any person who is the Beneficial Owner of 20% or more of the outstanding Common Stock on the date of the Rights Agreement or who shall become the Beneficial Owner of 20% or more of the outstanding Shares solely as a result of an acquisition of Shares by the Company, until such time as such Person acquires additional Shares, other than through a dividend or stock split, (iii) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of the Company if such Person promptly divests sufficient securities such that such 20% or greater Beneficial Ownership ceases or (iv) any Person who Beneficially Owns Shares consisting solely of (A) Shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company at a time at which there is no Acquiring Person, (B) Shares owned by such Person and its Affiliates and Associates (as such terms are defined in the Rights Agreement) at the time of such grant, and (C) Shares, amounting to less than 1% of the outstanding Shares, acquired by Affiliates and Associates of such Person after the time of such grant. An "Approved Offer" means a tender offer pursuant to and on the terms and conditions set forth in the Merger Agreement. The Rights will not be exercisable until the Separation Time. The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Shares.

     In the event that prior to the Expiration Time a Flip-in Date (as defined below) occurs, each Right (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of Shares having an aggregate Market Price (as defined in the Rights Agreement) equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding Shares, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights become void) for Shares at an exchange ratio (the "Exchange Ratio") of one Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time. Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of Shares equal to the Exchange Ratio. A "Flip-in Date" is defined in the Rights Agreement as any Stock Acquisition Date or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Flip-in Date that would otherwise have occurred.

     In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly,
(i) the Company shall consolidate or merge or participate in a share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into any agreement with respect to any such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company and either (A) any term of or arrangement concerning the treatment of shares of capital stock in such consolidation, merger or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of the Common Stock or

(B) the Person with whom the transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate of the Acquiring Person, or (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of the Company (a "Flip-over Transaction or Event"), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof, for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement.

     The right to exercise the Rights shall terminate, without any payment to any holder thereof and without any further action by the Company or its Board of Directors immediately prior to the purchase of any Shares pursuant to the Approved Offer. In addition, the Board of Directors of the Company may, at its option, at any time prior to the Flip-in Date, elect to terminate the Rights without any payment to any holder thereof. Immediately upon (i) the action of the Board of Directors of the Company electing to terminate the Rights (or, if the resolution of the Board of Directors electing to terminate the Rights states that the termination will not be effective until the occurrence of a specified future time or event, upon the occurrence of such future time or event), or (ii) immediately prior to the purchase of any shares pursuant to the Approved Offer, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter be null and void (either, the "Termination Time"). The holders of Rights will, solely by reason of their ownership of Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights will expire and no longer be exerciseable at the earliest of (i) the Exchange Time, (ii) the Termination Time, (iii) the close of business on the tenth anniversary of the date of the Rights Agreement and (iv) immediately prior to the effective time of a consolidation, merger or share exchange of the Company (A) into another corporation or (B) with another corporation in which the Company is the surviving corporation but Shares are converted into cash and/or securities of another corporation, in either case pursuant to an agreement entered into by the Company prior to a Stock Acquisition Date (the "Expiration Time").

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.    Agreement and Plan of Merger among ITT Industries, Inc., George Acquisition
              Inc., and Goulds Pumps, Incorporated, dated as of April 20, 1997.
Exhibit 2.    1997 Proxy Statement, dated as of March 24, 1997.
Exhibit 3.    Opinion of Goldman, Sachs & Co., dated April 20, 1997.*
Exhibit 4.    Form of Revised Change of Control Agreements.
Exhibit 5.    Form of Senior Executive Change of Control Agreements.
Exhibit 6.    Amendment to Supplemental Executive Pension Plan, dated as of April 16, 1997.
Exhibit 7.    Amendment to Executive Incentive Plan, dated as of April 4, 1997.
Exhibit 8.    Amendment to Severance Plan for U.S. Salaried Employees, dated as of April 4,
              1997.
Exhibit 9.    Letter to Shareholders, dated as of April 25, 1997.*

---------------
* Included in the Schedule 14D-9 mailed to the Company's stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 1997

                                          GOULDS PUMPS, INCORPORATED

                                          By: /s/ MICHAEL T. TOMAINO

                                            ------------------------------------
                                            Name:   Michael T. Tomaino
                                            Title:  General Counsel,
                                                    Secretary and Vice President

                                 EXHIBIT INDEX

                                                                                      SEQUENTIALLY
 EXHIBIT                                                                                NUMBERED
NUMBER                                     DESCRIPTION                                    PAGE
------------  ----------------------------------------------------------------------  ------------
Exhibit 1.    Agreement and Plan of Merger among ITT Industries, Inc., George
              Acquisition Inc., and Goulds Pumps, Incorporated, dated as of April
              20, 1997..............................................................
Exhibit 2.    1997 Proxy Statement, dated as of March 24, 1997......................
Exhibit 3.    Opinion of Goldman, Sachs & Co., dated April 20, 1997.*...............
Exhibit 4.    Form of Revised Change of Control Agreements..........................
Exhibit 5.    Form of Senior Executive Change of Control Agreements.................
Exhibit 6.    Amendment to Supplemental Executive Pension Plan, dated as of April
              16, 1997..............................................................
Exhibit 7.    Amendment to Executive Incentive Plan, dated as of April 4, 1997......
Exhibit 8.    Amendment to Severance Plan for U.S. Salaried Employees, dated as of
              April 4, 1997.........................................................
Exhibit 9.    Letter to Shareholders, dated as of April 25, 1997.*..................

---------------
* Included in the Schedule 14D-9 mailed to the Company's stockholders.